UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                           FORM U-3A-2

                         File No. 69-242

    Statement by Holding Company Claiming Exemption Under Rule
     U-3A-2 from the Provisions of the Public Utility Holding
                  Company Act of 1935 (the Act)


              To Be Filed Annually Prior to March 1


                       ENERGEN CORPORATION
                        (Name of company)


hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. The claimant Energen Corporation, an Alabama corporation, is a holding company with the following ten subsidiaries, each of which (other than Taurus Exploration U.K. Limited and Taurus Exploration U.S.A., Inc.) is also an Alabama corporation:

     a.   Alabama Gas Corporation, a natural gas distribution company;

     b. American Heat Tech, Inc., which has an investment in a company which is in the business of developing and marketing high temperature combustion products;

     c. Basin Pipeline Corp., which is in the business of gathering and transporting natural gas and coalbed methane;

     d. EGN Services, Inc., which is a wholesale distributor of gas appliances;

     e. Graves Well Drilling Company, Inc., which owns a water well from which it sells water to a municipal water distribution system;

     f. Midtown NGV, Inc., which is in the business of marketing natural gas as a vehicle fuel and is a subsidiary of Alabama Gas Corporation;

     g. Taurus Exploration, Inc., an oil and gas exploration and production company;

     h. Taurus Exploration U.K. Limited, an oil and gas exploration and production company, incorporated in England and Wales and a subsidiary of Taurus Exploration, Inc.;

     i. Taurus Exploration U.S.A., Inc., an oil and gas exploration and production company incorporated in Delaware and a subsidiary of Taurus Exploration, Inc.; and

     j. W&J Propane Gas, Inc., which during 1994 sold its retail propane gas business.

     The business address of the Claimant and each of its subsidiaries is:

                     2101 Sixth Avenue North
                    Birmingham, Alabama 35203

     2. Alabama Gas Corporation, one of the Claimant's subsidiaries, is a "gas utility company" under the provisions of section 2(a)(4) of the Act and is regulated by the Alabama Public Service Commission. The properties of Alabama Gas Corporation consist primarily of gas distribution systems serving communities in central and northwest Alabama. Alabama Gas Corporation also owns an aggregate 12.4 Bcf of working gas capacity in Southern Natural Gas Company's underground storage fields located in Monroe County, Mississippi (Muldon field) and Bienfield Parrish, Louisiana (Bear Creek field); facilities for the liquefaction, storage, and revaporization of liquid natural gas; warehouses; office buildings; and other miscellaneous equipment and property. The Federal Power Commission (now Federal Energy Regulatory Commission), by order issued September 21, 1954 in Docket No. G-2575, has declared Alabama Gas Corporation to be exempt from the provisions of the Natural Gas Act, 15 U.S.C. 717 (c). Neither Claimant nor any of its subsidiaries other than Alabama Gas Corporation is a "gas utility company" under the provisions of Section 2(a)(4) of the Act.

     3. The following is information for the last fiscal year with respect to Claimant and its subsidiary public utility company, Alabama Gas
Corporation:

          a.   Mcf of natural or manufactured gas distributed at retail:
               39,806,000 Mcf

          b. Mcf of natural or manufactured gas transported on behalf of end users: 61,640,000 Mcf

          c. Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:
               None

          d. Mcf of natural or manufactured gas sold at wholesale outside the State in which such company is organized, or at the State line: None

          e. Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line: 38,191,000 Mcf

     4. The Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

     A consolidating statement of income and retained earnings of the Claimant and its subsidiary companies for the last fiscal year ended September 30, 1995, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such fiscal year is attached hereto as Exhibit A and made a part hereof. An EDGAR Financial Data Schedule is attached hereto as Exhibit B(EDGAR EX-27).
Exhibit C with respect to an EWG or foreign utility company is not applicable to Claimant.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 21st day of February, 1996.

                                   ENERGEN CORPORATION
                                   (Name of Claimant)


                                   By /s/R. J. Lysinger
                                      R. J. Lysinger
                                      Its Chairman of the
                                      Board
CORPORATE SEAL

ATTEST:

By /s/J. David Woodruff, Jr.
   J. David Woodruff, Jr.
   Its Assistant Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

J. David Woodruff, Jr.,
Assistant Secretary
2101 Sixth Avenue North
Birmingham, Alabama  35203

EXHIBIT A
ENERGEN CORPORATION
Consolidating Statement of Income
Year Ended September 30, 1995
Unaudited
(in thousands of dollars)
                                       Energen                         Alabama     Taurus    Basin     W & J      EGN   American
                                    Consolidated    Elims    Parent *   Gas **       ***    Pipeline  Propane  Services Heattech
Operating Revenues
Natural gas distribution                 295,967         --        --   $295,967        --        --        --       --       --
Oil and gas production                    23,655                                   $23,655
Other                                      9,001                                              $2,298        --   $6,703
Intercompany eliminations                 (7,419)    (7,419)
----------------------------------- ---------------------------------------------------------------------------------------------
   Total operating revenues              321,204     (7,419)       --    295,967    23,655     2,298        --    6,703       --
----------------------------------- ---------------------------------------------------------------------------------------------
Operating Expenses
Cost of gas                              130,220     (3,340)             133,556                                     --        4
Operations                                95,509     (4,079)    1,199     78,139    12,504     1,404        --    6,295       47
Maintenance                                9,849                           9,727                 122        --                --
DD&A                                      29,577                          19,370     9,767       419        --       21       --
Taxes,other than income taxes             23,640                          22,662       901        63        --       11        3
----------------------------------- ---------------------------------------------------------------------------------------------
   Total operating expenses              288,795     (7,419)    1,199    263,454    23,172     2,008        --    6,327       54
----------------------------------- ---------------------------------------------------------------------------------------------
   Operating income                       32,409         --    (1,199)    32,513       483       290        --      376      (54)
----------------------------------- ---------------------------------------------------------------------------------------------
Other Income and (Expense)
Interest expense                         (11,818)       690      (116)    (9,652)   (2,594)       (6)       --     (125)     (15)
AFUDC                                      1,054                           1,054                  --        --
Other,net                                  1,344       (690)      822       (112)    1,158        18        --        6      142
----------------------------------- ---------------------------------------------------------------------------------------------
   Total other income (expense)           (9,420)        --       706     (8,710)   (1,436)       12        --     (119)     127
----------------------------------- ---------------------------------------------------------------------------------------------
Income Before Income Taxes                22,989         --      (493)    23,803      (953)      302        --      257       73
Income taxes                               3,681         --      (170)     8,082    (4,456)      110        --       97       18
----------------------------------- ---------------------------------------------------------------------------------------------
Net Income                                19,308         --      (323)    15,721     3,503       192        --      160       55
----------------------------------- ---------------------------------------------------------------------------------------------

Retained Earnings @ 9-30-94              $83,042   ($21,206)  ($1,964)   $81,087   $25,141        --    $1,495     $542  ($2,053)
Less Common Stock Dividends             ($12,330)     9,170   (12,330)    (9,170)
Dividend To/From Parent Company               --        192        --         --        --      (192)       --       --       --
----------------------------------- ---------------------------------------------------------------------------------------------
Retained Earnings @ 9-30-95              $90,020   ($11,844) ($14,617)   $87,638   $28,644        --    $1,495     $702  ($1,998)
=================================== =============================================================================================

*      Includes revenues and assets of Graves Well Drilling Co. Inc. which are de minimis in amount
**     Includes transactions and balances of its subsidiary Midtown NGV
***    Includes transactions and balances of its subsidiaries Taurus U.K. and  Taurus USA

EXHIBIT A
ENERGEN CORPORATION
Consolidating Balance Sheet
September 30, 1995
Unaudited
(in thousands of dollars)

                                       Energen                         Alabama     Taurus    Basin     W & J      EGN   American
                                    Consolidated    Elims    Parent *   Gas **       ***    Pipeline  Propane  Services Heattech
Property Plant and Equipment

Utility Plant                            504,371         --             $504,371        --        --        --       --       --
Less: A/D                                247,926                         247,926
----------------------------------- ---------------------------------------------------------------------------------------------
   Utility property, net                 256,445         --        --    256,445        --        --        --       --       --
----------------------------------- ---------------------------------------------------------------------------------------------
Oil and gas properties                   117,339                                   117,339
Less: A/D                                 51,170                                    51,170
----------------------------------- ---------------------------------------------------------------------------------------------
Oil and gas properties, net               66,169         --        --         --    66,169        --        --       --       --
----------------------------------- ---------------------------------------------------------------------------------------------
Other property net                         4,650                   --        193     2,118     2,231        --      108       --
----------------------------------- ---------------------------------------------------------------------------------------------
     Property plant and equipment        327,264         --        --    256,638    68,287     2,231        --      108       --
----------------------------------- ---------------------------------------------------------------------------------------------

Current Assets
Cash                                       1,824                  138        727       739         6        20      164       30
Temporary cash investments                34,871                                    33,571        --     1,300
Accounts receivable                       33,346    (39,920)   38,877     25,359     6,736       772       325    1,167       30
     Allowance                            (2,533)                         (2,000)     (528)       --                 (5)
Inventories                               31,526                   --     29,675       574        --              1,277
Deferred gas cost                          1,426                   --      1,426        --        --
Prepayments and other                      8,904                           8,623       181        26        69        5
Deferred taxes                             9,667        548        --      7,416     1,508       195        --       --       --
----------------------------------- ---------------------------------------------------------------------------------------------
             Total current assets        119,031    (39,372)   39,015     71,226    42,781       999     1,714    2,608       60
----------------------------------- ---------------------------------------------------------------------------------------------
Other assets
Notes receivable                           3,095    (33,375)   33,375         --     3,095
Deferred charges and other                 9,694   (186,079)  173,025      7,403    14,032     1,295                 17        1
----------------------------------- ---------------------------------------------------------------------------------------------
             Total other assets           12,789   (219,454)  206,400      7,403    17,127     1,295        --       17        1
----------------------------------- ---------------------------------------------------------------------------------------------
Total Assets                            $459,084  ($258,826) $245,415   $335,267  $128,195    $4,525    $1,714   $2,733      $61
=================================== =============================================================================================

*      Includes revenues and assets of Graves Well Drilling Co. Inc. which are de minimis in amount
**     Includes transactions and balances of its subsidiary Midtown NGV
***    Includes transactions and balances of its subsidiaries Taurus U.K. and  Taurus USA

EXHIBIT A
ENERGEN CORPORATION
Consolidating Balance Sheet
September 30, 1995
Unaudited
(in thousands of dollars)
                                       Energen                         Alabama     Taurus    Basin     W & J      EGN   American
                                    Consolidated    Elims    Parent *   Gas **       ***    Pipeline  Propane  Services Heattech
Capitalization
Common stockholders' equity
  Common stock                              $109       ($74)     $109        $20       $50        $1        $1       $1       $1
Treasury Stock                              (250)               ($250)
  Premium on capital stock                81,243    (62,389)  115,121      6,682    18,351     1,299         4             2,175
  Capital surplus                          2,802    (25,000)       --     27,802
  Retained earnings                       90,020    (85,405)   58,944     87,638    28,644        --     1,495      702   (1,998)
----------------------------------- ---------------------------------------------------------------------------------------------
    Total common stkhlders' equity       173,924   (172,868)  173,924    122,142    47,045     1,300     1,500      703      178

Minority preferred stock                      --
Long-term debt                           131,600    (33,375)   33,375    100,000    31,600
----------------------------------- ---------------------------------------------------------------------------------------------
    Total capitalization                 305,524   (206,243)  207,299    222,142    78,645     1,300     1,500      703      178
----------------------------------- ---------------------------------------------------------------------------------------------
Current Liabilities
  LTD due in one year                      1,775                   --         --     1,775
  Notes payable to banks                  32,300               32,300         --        --
  Accounts payable                        32,242    (39,920)       --     26,160    40,884     2,698        --    2,069      351
  Accrued taxes                           11,339                  102     10,236       917        31        28      (43)      68
  Customers' deposits                     18,218                   --     18,218        --
  Supplier refunds                         3,315                   --      3,315        --
  Other amounts due customers             13,231                   --     13,231        --
  Accrued wages & benefits                10,955                5,205      5,228       522
  Other                                   14,923        548       511      9,444     4,228        71       156        7      (42)
----------------------------------- ---------------------------------------------------------------------------------------------
    Total current liabilities            138,298    (39,372)   38,118     85,832    48,326     2,800       184    2,033      377
----------------------------------- ---------------------------------------------------------------------------------------------
Deferred Credits and Other
  Deferred income taxes                    2,540    (13,211)       (2)    16,343                           (93)      (3)    (494)
  Deferred investment tax credits          4,103                           4,103
  Customer advances and other              8,619                           6,847     1,224       425       123
----------------------------------- ---------------------------------------------------------------------------------------------
   Total Deferred Credits and Other       15,262    (13,211)       (2)    27,293     1,224       425        30       (3)    (494)
----------------------------------- ---------------------------------------------------------------------------------------------

Total Capital and Liabilities           $459,084  ($258,826) $245,415   $335,267  $128,195    $4,525    $1,714   $2,733      $61
=================================== =============================================================================================
*      Includes revenues and assets of Graves Well Drilling Co. Inc. which are de minimis in amount
**     Includes transactions and balances of its subsidiary Midtown NGV
***    Includes transactions and balances of its subsidiaries Taurus U.K. and  Taurus USA